April 29, 2013

VIA EDGAR

Mr. Duc Dang

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cherry Hill Mortgage Investment Corporation

Confidential Draft Registration Statement on Form S-11

Submitted March 13, 2013

CIK No. 0001571776

File No. 377-00123

Dear Mr. Dang:

As counsel to Cherry Hill Mortgage Investment Corporation, a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to its proposed initial public offering, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 10, 2013 relating to the Company’s Confidential Draft Registration Statement (File No. 377-00123) submitted to the Commission on March 13, 2013 (the “DRS”).

For convenience of reference, each Staff comment contained in your April 10, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to you a courtesy copy of this letter and two courtesy copies of the Registration Statement filed on the date hereof, one copy of which has been marked to reflect changes made to the DRS submitted to the Commission on March 13, 2013. The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

page references in responses are to pages of the marked version of the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. We will refer your response to the Division of Investment Management for further review.

RESPONSE:

The Company intends to conduct its operations so that neither the Company nor any of its subsidiaries are required to register as an investment company under the Investment Company Act. The Company will be organized as a holding company and will conduct its businesses primarily through wholly-owned subsidiaries. The Company intends to conduct its operations so that neither the Company, nor its operating partnership, come within the definition of an investment company by ensuring that less than 40% of the value of the Company’s total assets on an unconsolidated basis consist of “investment securities” as defined by the Investment Company Act, or the 40% Test.

The Company’s direct and indirect subsidiaries, through which the Company will operate its business, will rely upon certain exemptions from registration as an investment company under the Investment Company Act including, in the case of the Company’s wholly-owned subsidiary, Cherry Hill QRS I, LLC, Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate,” which the Company refers to as “qualifying real estate interests,” and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.” In satisfying the 55% requirement, the entity may treat securities issued with respect to an underlying pool of mortgage loans in which it holds all of the certificates issued by the pool as qualifying real estate interests. The Company will treat the Agency whole-pool pass-through securities in which the Company intends to invest as qualifying real estate interests for purposes of the 55% requirement. The Excess MSRs the Company intends to acquire and the Agency CMOs the Company may acquire will not be treated as qualifying real estate interests for purposes of the 55% requirement.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

The Company also has formed, and may in the future form, certain other wholly-owned or majority-owned subsidiaries that will invest in residential mortgage assets. These subsidiaries include Cherry Hill QRS II, LLC and Cherry Hill TRS, LLC. These subsidiaries will rely upon the exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(1) or 3(c)(7) of the Investment Company Act. The securities issued by any wholly-owned or majority-owned subsidiary that the Company may form in the future and that are exempted from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities the Company may own, may not have a value in excess of 40% of the value of the Company’s total assets on an unconsolidated basis.

The Company will monitor its compliance with the 40% Test and the holdings of its subsidiaries to ensure that each of Company’s subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

RESPONSE:

In response to the Staff’s comment, the Company has supplementally provided copies of its logo (cover and back cover), organization chart (page 12) and graphic regarding the historical FHA and VA quarterly recapture rates for Freedom Mortgage Corporation (“Freedom Mortgage”) (page 82), as Annex I to this response letter as requested. The Company respectfully advises the Staff that it does not presently intend to use any other artwork or other graphics in the Registration Statement.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

RESPONSE:

In response to the Staff’s comment, the Company will supplementally provide the requested support for all quantitative and qualitative business and industry data in the registration statement under separate cover in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418.

4.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

The Company advises the Staff that the Company has not provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act and has not authorized anyone to do so on its behalf. The Company further advises the Staff that it does not believe any broker or dealer that is participating or will participate in the offering has published or distributed, in reliance on Section 2(a)(3) of the Securities Act, any research reports about the Company. If, to the Company’s knowledge, any broker or dealer participating in the offering publishes or distributes, in reliance on Section 2(a)(3) of the Securities Act, any research reports about the Company, the Company undertakes to promptly provide such reports to the Staff.

5.	Please revise to disclose the portions of your offering proceeds that will be invested in Excess MSRs and Agency RMBS. You indicate that “over time” a majority of your equity capital will be allocated to Excess MSRs and that you may invest in other mortgage related assets. Please provide more specifics regarding your investment objectives and their relationship to your targeted assets going forward, if possible, and tell us your anticipated timing for investing in non-agency securities. We may have further comment.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 20 and page 59 of the Registration Statement to disclose the portions of the offering proceeds that will be invested in Excess MSRs, including the Initial Excess MSRs, and Agency RBMS.

Taking into account the Company’s intended debt-to-equity leverage ratio for Agency RMBS assets and the targeted allocation of the Company’s equity capital described in the Registration Statement, during the six months following the completion of the proposed offering and the concurrent private placement, the Company expects the allocations of its assets to Excess MSRs will grow from 4% to 10% (as a percentage of the Company’s total assets) and the allocation of its assets to Agency RMBS will decline from 95% to 88% (as a percentage of the Company’s total assets). Further, given the Company’s expected arrangements to acquire Excess MSRs on a monthly flow basis from Freedom Mortgage, the Company’s current expectation is that one year following the completion of the proposed offering and the concurrent private placement, the Company’s allocation of Excess MSRs will be closer to 20% of the Company’s portfolio (as a percentage of the Company’s total assets). The Company does not intend to acquire non-Agency RMBS during the 12 months following the completion of the proposed offering and the concurrent private placement.

6.	Please revise your disclosure to identify the persons that would be considered your promoters. Please refer to Item 11(d) of Form S-11.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 1 and page 105 of the Registration Statement to identify Stanley Middleman as the Company’s sole promoter.

Summary, page 1

7.	In the appropriate section, please discuss the terms of the recapture agreement and, if possible, disclose the recapture rate experienced, if any, by the initial pool. Where loans are refinanced by Freedom Mortgage, please clarify the terms that govern the replacement or replenishment of your interest in the Excess MSR for such loans.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

RESPONSE:

The Company notes that the terms of the recapture agreement for the loans in the initial pool appear on page 74 of the Registration Statement. The Company respectfully informs the Staff that the $9.6 billion pool set aside by Freedom Mortgage in January 2013, which had an aggregate outstanding principal balance at March 31, 2013 of $8.9 billion and from which the initial pool will be established, remains part of Freedom Mortgage’s servicing portfolio. The precise loans comprising the initial pool have not been determined and the recapture rate for the initial pool cannot be calculated at this time. As such, the recapture rate for the period from January 1, 2011 through March 31, 2013 for all of the FHA and VA loans in Freedom Mortgage’s servicing portfolio has been disclosed on page 82 of the Registration Statement.

Our Targeted Asset Classes, page 9

8.	We note you indicate on pages 144 and 145 that you may acquire real property or an interest therein in the future. If you intend to acquire property, please provide disclosure in your Summary and Business sections.

RESPONSE:

Although the Company has the ability to acquire real property, the Company has no current intention of acquiring real property. In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Registration Statement as requested.

Initial Excess MSRs, page 10

9.	Please tell us why you are not able to provide the actual weighted average servicing fee and excess servicing fee. Also, please tell us why the composition of the initial pool is not yet provided and clarify the extent to which material characteristics could change.

RESPONSE:

The Company respectfully informs the Staff that on January 31, 2013, Freedom Mortgage set aside an actual mortgage loan pool with an outstanding unpaid principal balance of $9.6 billion from which the initial pool will be derived. As of March 31, 2013, the outstanding unpaid principal balance of the loans set aside for the formation of the initial pool was $8.9 billion. The initial pool will be determined shortly before the completion of the offering. Freedom Mortgage is not adding new or additional mortgage loans to the potential pool from which the initial pool will be formed. Due primarily to prepayments, the Company expects that the $8.9 billion pool at March 31, 2013 will decrease and that, upon completion of

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

the offering, the FHA/VA mortgage loans in such pool will have at least $7.5 billion in outstanding unpaid principal balance. As the Company cannot predict which loans will prepay and as the servicing fee in each loan is different from the other, the actual weighted average servicing fee and the actual weighted average excess servicing fee will not be known by the Company until the initial pool is acquired from Freedom Mortgage. The Company has revised the disclosure on page 10 and on page 88 of the Registration Statement to provide, as of March 31, 2013, the actual characteristics of the mortgage loans in the pool that have been set aside by Freedom Mortgage for the formation of the initial pool.

Our Financing Strategies and Use of Leverage, page 11

10.	We note that you are not required to maintain any particular debt-to-equity leverage ratio but that you intend utilize up to ten-to-one leverage on your Agency RMBS assets. Please clarify whether this is the target range going forward assuming current market conditions continue.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 12, page 33, page 62, page 68 and page 92 of the Registration Statement to clarify that the Company has no minimum or maximum target debt-to-equity leverage ratio for its Agency RMBS assets and that the Company currently expects that its debt-to-equity ratio for this asset class initially will be approximately 8:1, but could be as high as 10:1 depending on market conditions and the availability of financing. In addition, the Company has revised the disclosure to clarify that Cherry Hill Mortgage Management, LLC (the “Manager”) has discretion, without further approval from the Board of Directors, to determine overall leverage for Agency RMBS assets.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

Our Management Agreement, page 13

11.	We note you indicate on pages 5 and 14 that you will reimburse your Manager for the costs of wages, salaries and benefits incurred by your Manager with respect to certain officers to the extent they are dedicated to you. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager, break out the amounts paid pursuant to the management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

RESPONSE:

The Company acknowledges the Staff’s comment. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, the Company undertakes to disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the management fee and the reimbursement provision and, within reimbursements by the Company to the Manager, specify any amounts reimbursed for salaries or benefits of a named executive officer.

12.	We note you indicate that the management agreement may be terminated by you for cause. Please revise to briefly explain what would be considered “cause.”

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 13 and page 110 of the Registration Statement as requested.

Risk Factors, page 22

13.	We note your disclosure on page 49 that you have opted to take advantage of the extended transition period for complying with new or revised accounting standards. In accordance with the JOBS Act, please include a statement that this election is irrevocable. The risk factor should also state that, as a result of this election, the company’s financial statements may not be comparable to companies that comply with public company effective dates. A similar statement should be included in your critical accounting policy disclosures.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 49 and page 68 of the Registration Statement as requested.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

Management’s Discussion and Analysis of Financial Condition…, page 62

14.	We note your disclosure on page 62 that your objective is to “generate attractive current yields and risk-adjusted total returns for stockholders…” Once your holdings of non-agency assets are material, please disclose in applicable future filings how management evaluates the credit risk of such assets, including any internal or external risk ratings, LTV metrics, watch lists, or similar measures.

RESPONSE:

The Company acknowledges the Staff’s comment and notes that it has no current intention of acquiring non-Agency RMBS assets. If and when the Company’s holdings of non-Agency RMBS become material, the Company will disclose in applicable future filings how management evaluates the credit risk of such assets, including any internal or external risk ratings, LTV metrics, watch lists or similar measures.

Changes in the Market Value of Our Assets, page 63

15.	We note your disclosure that your Excess MSRs will be carried at their fair value as available for sale securities in accordance with Topic ASC 320 and that the changes in fair value of these securities will be recorded through accumulated other comprehensive income (loss) as a component of stockholders’ equity. Please reconcile this disclosure with your disclosure on page 66 that indicates you expect to elect to record your Excess MSRs at fair value and that the changes in fair value would be recorded in net income.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Registration Statement to clarify that changes in fair value of its Excess MSRs will be recorded in excess mortgage servicing rights related income or loss in its consolidated statements of operations.

Our Strategy, page 84

16.	You indicate that your “strategy is adaptable to the changing market environments.” Please revise to discuss your ability and policy regarding the turnover of the assets in your targeted classes.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Registration Statement as requested.

Excess MSR Investment Process, page 89

17.	We note that you “will not be dependent on competitive bidding” as it relates to the Excess MSRs acquired via your strategic alliance. Please discuss whether the strategic alliance will dictate the pricing for the interests in the Excess MSRs you will acquire from Freedom Mortgage. Also, discuss the process and methodology by which interests in Excess MSRs are priced for your acquisition and clarify if there is any market for such interests that could be used to compare prices.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Registration Statement.

18.	Please clarify if you will be able to invest in the Excess MSRs for pools that are of a lower credit quality.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and page 89 of the Registration Statement to clarify that it may invest in Excess MSRs for pools that are of a lower credit quality. However, the Company advises the Staff that it has no current intention to invest in Excess MSRs for such pools.

Interest Rate Hedging and Risk Management, page 91

19.	Please tell us whether the Commodity Futures Trading Commission Letter No. 12-44 is applicable to you.

RESPONSE:

The Company respectfully informs the Staff that Commodity Futures Trading Commission Letter No. 12-44 (the “CFTC Letter”) applies to the Company, and the Company will seek relief pursuant to the procedure outlined in the CFTC Letter within the time period prescribed therein. The Company has revised the disclosure on page 37 and on page 92 of the Registration Statement in response to the Staff’s comment.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

Management, page 97

20.	Please specify when Mr. Middleman served on the advisory boards of Freddie Mac, Ellie Mae and Fannie Mae.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Registration Statement as requested.

2013 Equity Incentive Plan, page 101

21.	We note you indicate on page 101 that employees of your Manager may receive common stock and other equity based awards. Please revise your disclosure in this section and “Our Management Agreement” on page 13 to explain the purpose of granting equity based awards to your manager, its personnel and affiliates, considering that the manager is already entitled to the management fee.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 101 and page 102 of the Registration Statement as requested. The Manager is not eligible to receive awards under the Company’s 2013 Equity Incentive Plan because only individuals, including personnel of the Manager and Freedom Mortgage, who provide services to the Company are eligible to participate in such plan. The purpose of granting equity based awards to the Manager’s and Freedom Mortgage’s personnel is to allow the Manager and Freedom Mortgage to attract and retain investment professionals who provide services to the Company and align the interests of those individuals with the interests of the Company’s stockholders.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

Financial Statements

22.	Please revise your filing to include the required financial statements in accordance with Rule 3-12 of Regulation S-X.

RESPONSE:

The Company plans to include the required financial statements in a pre-effective amendment to the Registration Statement.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

23.	We note you indicate that you sold 1,000 shares of your common stock to Mr. Middleman for $1,000. Please revise to provide the date of the sale. Please refer to Item 701(a) of Regulation S-K. Also, please tell us why Item 506 of Regulation S-K is not applicable.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Registration Statement as requested. The Company respectfully informs the Staff that Item 506 of Regulation S-K is not applicable because the Company intends to repurchase the 1,000 shares issued to Mr. Middleman at the closing of the offering for $1,000. The Company has revised the disclosure throughout the Registration Statement to reflect the repurchase of the 1,000 shares at the closing of the offering.

Item 36. Financial Statements and Exhibits, page II-3

24.	Please tell us why your bylaws will be filed as a “form of” document.

RESPONSE:

Prior to the completion of the offering, the Company will amend and restate its bylaws. The Company will file as an exhibit to the Registration Statement the Amended and Restated Bylaws that will be adopted, prior to the completion of the offering, by the Company’s sole director and in effect upon completion of the offering.

Mr. Duc Dang

United States Securities and Exchange Commission

April 29, 2013

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366 or David Freed at 212-309-1220.

Very truly yours,

/s/ Daniel M. LeBey

cc:	Mr. Martin Levine

David S. Freed, Esq.

Paul D. Tropp, Esq.

Bonnie A. Barsamian, Esq.

ANNEX I